Filed by Oi S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI S.A. (“OI”).

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to the proposed merger of shares (incorporação de ações) between TmarPart and Oi.

In connection with the proposed merger of shares between TmarPart and Oi, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares.

We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Brazilian applicable regulation. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts”, “plans,” “targets,” “goal” and similar expressions, as they relate to Oi or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of Oi’s management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Oi or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications that Oi files with the SEC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Management Proposal to be submitted for approval at the General Extraordinary Shareholders’ Meeting to be held on March 26, 2015 (English translation).